
Pacific Credit Rating S.A.C. ("PCR") [1]

Total number of analysts

The total number of Credit Analysts (including credit analyst supervisors) as of February 28, 2026 is 47, broken down as follows:

	Credit Analysts	Total
I	Analyst	14
II	Risk Analyst	19

	Credit Analyst Supervisors	Total
III	Principal Analyst	6
IV	Senior Analyst	5
V	Director of Analysis	3
VI	Vice president of Analysis	-

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[1] The information in this document includes all entities listed in Item 3 of the PCR's Form NRSRO



Detailed Information on Minimum Qualifications Required for Credit Analysts

I. Analyst

I. GENERAL IDENTIFICATION:	
Describe the key information that identifies the position.	
Job Title	**Analyst**
Area	**Analysis**
Reports to (position)	Senior/Principal Analyst
Positions reporting directly to you	N/A
Positions with whom you interact	Analyst Team
Job Roles	Scrum Team
Date Posted	July 2019
Update Date	February 2026

II. JOB OBJECTIVE:	
Summarize the purpose of the position in a single statement, explaining why the position exists (what it does, how it does it, and why it does it).	
Rate the financial strength and instruments issued by clients in accordance with the Rating Manual. Likewise, rate entities and issuances in compliance with the provisions issued by regulatory bodies.	

III. DUTIES, ROLES, AND RESPONSIBILITIES:

Describe the duties, roles, and responsibilities of the position in order of importance, using verbs such as prepare, validate, handle, follow up, and manage, among others.

No.	Function or Responsibility
1	Contribute to the preparation of risk rating reports based on the assigned client portfolio within the required timeframe.
2	Maintain the quality of reports by adhering to methodologies, the risk rating manual, local regulations, internal processes, and company policies.
3	Validate information received from the client in accordance with information requirements.
4	Research news, laws, reforms, and decrees related to clients' operations and their markets.
5	Contribute to the storage and updating of client information, in accordance with internal procedures.
6	Participate as an observer in risk rating committees.
7	Participate as an alternate member in risk rating committees.
8	Attend meetings or client visits as an observer.
9	Contribute to activities aimed at meeting client requirements.
10	Meet the team's performance metrics
11	Identify opportunities for improvement and bring them to the attention of your immediate supervisor


12	Ensure the organization and updating of information and documentation files within your area of responsibility, as well as apply the appropr e controls to guarantee the confidentiality, availability, and integrity of the information under your care.
13	Understand and internalize the Quality Policy, as well as the organization's objectives and the indicators assigned to you based on your area of work; you must also understand how achieving these objectives contributes to the effectiveness of the QMS in your area and throughout the company.
14	Understand the documented information related to the work they perform and apply it as intended.
15	Promote the improvement of the QMS by proposing improvement actions or suggestions and implementing corrective actions from their positions within the organization.

No.	Role and Description
1	Actively participate in the Scrum framework
2	Use established agile tools for product delivery
3	Meet deliverable requirements in terms of quality, processes, methodologies, and regulatory aspects.
4	Propose opportunities for improvement during the sprint retrospective meeting
5	Participate in Scrum events or meetings as required or needed.
6	Use the designated agile tool for task tracking and progress.
7	Report on product progress during the daily Scrum meeting.

Key Responsibilities: Mark the required level of proficiency with an (X)	LOW	MEDIUM	HIGH
Responsibility for Financial Resources	X		
Liability for machinery and equipment	X		
Liability for materials	X		
Liability for real estate	X		
Liability for documents		X	
Liability for confidential data			X
Responsibility for supervising staff	X		

Occasional Responsibilities	Describe the activities that the position occasionally involves or may eventually require.

Participate in the preparation of press releases, news analyses, and articles on topics related to your area.
Visit clients.
Participate in pre-committee meetings and committee meetings.
Attend seminars and presentations.

IV. JOB COMPETENCIES:			
List the competencies required of the person holding the position to perform their duties.			
No.	Cross-Functional/Organizational Competencies	No.	Role-Specific Competencies
1	Commitment	1	Analytical skills
2	Integrity	2	Ability to synthesize



3	Compliance	3	Initiative
4	Planning and organization	4	Presentation
5	Quality of work	5	Customer service
6	Effective communication	6	Discipline

V. JOB PROFILE:	
Education Level	**College/Higher Education**
Field of Study	Economics, Finance, Business Administration, Auditing, Accounting, or related fields.
Technical Education or Bachelor's Degree/Degree Obtained	Professional Degree
Master's or Doctorate/Degree obtained	n/a
Supplementary studies (certificate programs, specializations, and/or certifications)	n/a
Experience	

No.	Required field or activity	Years of experience
1	Financial analysis (pre-professional internships are considered)	1



Exhibit 8

II. Risk Analyst

I. GENERAL IDENTIFICATION:	
Describe the key information that identifies the position.	
Job Title	**Risk Analyst**
Department	**Analysis**
Reports to (position)	Senior and/or Principal Analyst
Positions reporting directly to you	N/A
Positions with whom you interact	Analyst Team
Job Roles	Scrum Team
Date Posted	July 2019
Update Date	February 2026

II. JOB OBJECTIVE:
Summarize the purpose of the position in a single statement, explaining why the position exists (what it does, how it does it, and why it does it).
Rate the financial strength and instruments issued by clients in accordance with the Rating Manual. Likewise, rate entities and issuances in compliance with the provisions issued by regulatory bodies.

III. DUTIES, ROLES, AND RESPONSIBILITIES:

Describe the duties, roles, and responsibilities of the position in order of importance, using verbs such as prepare, validate, handle, follow up, and manage, among others.

No.	Function or Responsibility
1	Prepare risk assessment reports for the assigned client portfolio within the required timeframe.
2	Review assigned rating reports.
3	Ensure the quality of reports by adhering to methodologies, the risk rating manual, local regulations, internal processes, and company policies.
4	Prepare and follow up on client information requests to carry out the rating process.
5	Share news, laws, reforms, and decrees related to client operations and their markets with your team.
6	Ensure the storage and updating of client information in accordance with internal procedures.
7	Present assigned rating reports to committees in the presence of representatives from regulatory agencies and committee members.
8	Serve as a principal member on risk rating committees.
9	Attend meetings or visits with clients to address questions regarding technical aspects of the rating report.
10	Address client requests courteously and promptly during the risk rating process
11	Submit training needs for the analysis team to the Senior/Principal Analyst for the purpose of continuous improvement.
12	Meet team performance metrics
13	Identify opportunities for improvement and bring them to the attention of your immediate supervisor


14	Understand and internalize the Quality Policy, as well as the organization's objectives and the indicators assigned to you based on your area of responsibility; you must also understand how achieving these contributes to the effectiveness of the QMS in your area and across the company.
15	Understand and internalize PCR's Quality Policy, as well as the organization's objectives and the indicators for the area in which you work, in order to understand how achieving them contributes to the effectiveness of the QMS in your area and the company.
16	Promote the improvement of the QMS by proposing improvement actions or suggestions and implementing corrective actions from their positions within the organization.

No.	Role and Description
1	Promote the Scrum framework within the team.
2	Use established agile tools for product delivery
3	Meet the deliverable (qualification report) requirements regarding quality, processes, methodologies, and regulatory aspects of the report.
4	Propose opportunities for improvement during the sprint retrospective meeting
5	Participate in interactions with customers.
6	Participate in Scrum events or meetings as required or needed.
7	Use the designated agile tool for task tracking and progress.
8	Report on product progress during the daily Scrum meeting.

Key Responsibilities: Mark the required level of proficiency with an (X)	LOW	MEDIUM	HIGH
Responsibility for financial resources	X		
Responsibility for machinery and equipment	X		
Responsibility for Materials	X		
Liability for real property	X		
Liability for documents		X	
Liability for confidential data			X
Responsibility for supervising staff	X		

Occasional Responsibilities	Describe the activities that the position occasionally performs or may be required to perform.

IV. JOB COMPETENCIES:			
List the competencies required of the person holding the position to perform their duties.			
No.	Cross-Functional/Organizational Competencies	No.	Role-Specific Competencies
1	Commitment	1	Analytical skills
2	Integrity	2	Ability to synthesize
3	Compliance	3	Initiative
4	Planning and organization	4	Presentation
5	Quality of work	5	Customer service
6	Effective communication	6	Discipline
V. JOB PROFILE:			


Education Level	College/Higher Education	
Field of Study	Economics, Business Administration, Accounting, or Engineering.	
Technical Education or Bachelor's Degree/Degree Obtained	Professional Degree	
Master's or Doctorate/Degree obtained	n/a	
Additional studies (certificate programs, specializations, and/or certifications)	n/a	
Experience		
No.	Required field or activity	Years of experience
1	Financial Analysis	2


Detailed Information on Minimum Qualifications Required for Credit Analyst Supervisors

III. Principal Analyst

I. GENERAL IDENTIFICATION:	
Describe the key information that identifies the position.	
Job Title	**Principal Analyst**
Area	**Analysis**
Reports to (position)	Senior Analyst
Positions reporting directly to you	Risk Analysts, Analysts, Risk Research Assistants, and others as assigned.
Positions with which you interact	Analyst Team
Job Roles	Scrum Master
Date of Issue	July 2019
Last Updated	February 2026

II. JOB OBJECTIVE:
Summarize the purpose of the position in a single statement, explaining why the position exists (what it does, how it does it, and why it does it).
Rate the financial strength and instruments issued by clients in accordance with the Rating Manual. Likewise, rate entities and issuances in compliance with the provisions issued by regulatory bodies. Supervise and support the analysts under your supervision in the performance of their duties.

III. DUTIES, ROLES, AND RESPONSIBILITIES:	
Describe the functions, roles, and responsibilities of the position in order of importance, using verbs such as prepare, validate, handle, follow up, and manage, among others.	
No.	**Function or Responsibility**
1	Responsible for preparing rating reports and making presentations to the committee regarding the client portfolio of the assigned analysts.
2	Provide support to the assigned analysts in preparing risk rating reports.
3	Provides support in the preparation of risk rating reports in the sectors of their expertise in other countries.
4	Ensure compliance with the annual work plan of the analysts in charge (rating reports, sector reports, notes, articles, and others).
5	Ensure the quality of reports by adhering to methodologies, the risk rating manual, local regulations, internal processes, and company policies.
6	Prepare and follow up on client information requests to carry out the rating process.
7	Analyze the impact of news, laws, reforms, and decrees related to clients' operations and their markets.
8	Ensure the proper storage of client information in accordance with internal procedures.
9	Assist in convening the credit committee and regulatory bodies.
10	Provide support for presentations to the committee by the analysts in charge.
11	Participate as a key member in risk rating committees and in specialized sectors in other countries.


12	Accompany the Country Manager or Coordinator to meetings or visits with clients regarding technical aspects of the rating report.
13	Address client requests courteously and promptly during the risk rating process
14	Enhance the team's analytical skills through training and work meetings.
15	Assist in updating and ensuring compliance with the team's performance indicators.
16	Propose improvements to the team's indicators and actions in case of deviations.
17	Assist in responding to official communications from regulators or any external entity regarding rating reports.
18	Identify opportunities for improvement and bring them to the attention of your immediate supervisor
19	Provide feedback to assigned analysts regarding their performance.
20	Be familiar with the documented information related to the work you perform and apply it as intended.
21	Demonstrate commitment to the implementation and maintenance of the QMS, as well as to continuous improvement; ensuring compliance with: Quality policy and objectives, measurement of indicators in your area, and ensuring corrective action is taken in cases where expected levels are not met.
22	Participate in the identification and assessment of risks, and propose and implement the corresponding mitigation actions and controls.
23	Ensure that the documented information for their area is available and up-to-date for its intended use.
24	Communicate to employees in your area the importance of QMS compliance, support and guide individuals to contribute to its effectiveness by promoting continuous improvement within your area.
25	Understand and internalize PCR's Quality Policy, as well as the organization's objectives and the indicators for the area where you work, in order to understand how achieving them contributes to the effectiveness of the QMS throughout the company.
26	Promote the improvement of the QMS by proposing immediate and/or corrective actions when requested, as well as by implementing such actions in the manner and timeframe required by Senior Management and Executive Management.

No.	Role and Description
1	Support the organization and prioritization of the Product Backlog to maximize value.
2	Help make the Product Backlog visible, transparent, and clear to the Scrum Team.
3	Lead the Scrum Team in adopting the Scrum framework.
4	Promote integration, motivation, development, and teamwork focused on achieving objectives.
5	Remove obstacles that hinder the team's progress.
6	Guide the Scrum team in carrying out their work in an organized manner while meeting deadlines.
7	Promote agile tools to streamline product development.
8	Ensure the scrum team's understanding of the deliverable (rating report) in terms of technical quality, compliance with processes and methodologies, and regulatory aspects of the report.
9	Identify opportunities for improvement during the sprint retrospective meeting.
10	Facilitate interactions with clients.
11	Facilitate and organize Scrum events or meetings as required or needed.


12	Use the designated agile tool for task tracking and progress.			
13	Report on product progress during the daily Scrum meeting.			
Key Responsibilities: Check (X) the required proficiency level		**LOW**	**MEDIUM**	**HIGH**
Responsibility for financial resources		X		
Responsibility for machinery and equipment		X		
Responsibility for materials		X		
Liability for real estate		X		
Liability for documents			X	
Liability for confidential data				X
Responsibility for supervising staff			X	
Occasional Responsibilities	Describe the activities that the position occasionally performs or may be required to perform.			

IV. JOB COMPETENCIES:

List the competencies required of the person holding the position to perform their duties.

No.	Cross-Functional/Organizational Competencies	No.	Role-Specific Competencies
1	Commitment	1	Executive leadership
2	Integrity	2	Critical Thinking
3	Compliance	3	Analytical skills
4	Planning and organization	4	Ability to synthesize
5	Quality of work	5	Teamwork management
6	Effective communication	6	Customer Service

V. JOB PROFILE:

Education Level	College/Higher Education
Degree	Economics, Finance, Business Administration, Auditing, or related field
Technical Education or Bachelor's Degree/Degree Obtained	Professional Degree
Master's or Doctorate/Degree obtained	Master's in Finance (preferred)
Supplementary studies (certificate programs, specializations, and/or certifications)	Specialization courses in Finance, Corporate Finance, Capital Markets, etc. (preferred). Certifications such as CFA (Chartered Financial Analyst) or FRM (Financial Risk Manager) (preferred). Advanced English proficiency (B1) (reading, writing, and comprehension)
Experience	

No.	Required field or activity	Years of experience
1	Financial Analysis	4



IV. Senior Analyst

I. GENERAL IDENTIFICATION:	
Describe the key information that identifies the position.	
Job Title	**Senior Analyst**
Department	**Analysis**
Reports to (position)	Director of Analysis / Country Manager or Coordinator
Positions reporting directly to	Analyst Team
Positions with whom you interact	Head of Communications, Head of Organizational Development, Head of Recruitment and Selection, Head of Information Technology.
Job Roles	Scrum Master
Date of Issue	July 2019
Last updated	February 2026

II. JOB OBJECTIVE:
Summarize the purpose of the position in a single statement, explaining why the position exists (what it does, how it does it, and why it does it).
Assign tasks and direct the analysts under your supervision to prepare reports and rate the financial strength of client companies in accordance with the Rating Manual: complying with the provisions issued by regulatory bodies and managing the client portfolio to meet the expected delivery and quality objectives.

III. DUTIES, ROLES, AND RESPONSIBILITIES:	
Describe the duties, roles, and responsibilities of the position in order of importance, using verbs such as prepare, validate, handle, follow up, and manage, among others.	
No.	**Function or Responsibility**
1	Be responsible for performance reports and presentations to the committee regarding your team's client portfolio.
2	Provide support to your team in preparing risk rating reports.
3	Provide support in the preparation of risk rating reports in your areas of expertise in other countries.
4	Develop the annual work plan for each analyst on your team (rating reports, sector reports, notes, articles, and other materials).
5	Ensure compliance with the annual work plan for the analyst team (rating reports, sector reports, notes, articles, and others).
6	Ensure the quality of reports by adhering to methodologies, the risk rating manual, local regulations, internal processes, and company policies.
7	Ensure that requests for information from clients are made within the required timeframe.
8	Analyze the impact of news, laws, reforms, and decrees related to clients' operations and their markets.
9	Ensure that customer information is stored correctly in accordance with internal procedures.
10	Convene the rating committee and regulatory bodies as needed.
11	Provide support for all team analysts' presentations to the committee.
12	Participate as a key member in your team's risk rating committees and in the specialized sectors of other countries.
13	Accompany the Country Manager or Coordinator to meetings with clients on technical matters.


14	Address client requests courteously and promptly during the risk assessment process.
15	Develop the team's analytical skills through training and work meetings.
16	Be responsible for updating and ensuring compliance with the team's performance indicators.
17	Propose improvements to the team's performance indicators and corrective actions in case of deviations.
18	Respond to inquiries from regulators or any external entity regarding rating reports.
19	Coordinate actions related to the onboarding and offboarding of assigned employees.
20	Identify opportunities for improvement and bring them to the attention of your immediate supervisor.
21	Provide feedback to your team regarding their performance.
22	Be familiar with the documented information related to the work you perform and apply it as intended.
23	Demonstrate commitment to the implementation and maintenance of the QMS, as well as to continuous improvement; ensuring compliance with: Quality policy and objectives, measurement of indicators in their area, and ensuring corrective action is taken in cases where expected levels are not met.
24	Participate in the identification and assessment of risks, and propose and implement the corresponding mitigation actions and controls.
25	Ensure that the documented information for their area is available and up-to-date for its intended use.
26	Communicate to employees in your area the importance of QMS compliance, support and guide individuals to contribute to its effectiveness by promoting continuous improvement within your area.
27	Understand and internalize PCR's Quality Policy, as well as the organization's objectives and the indicators for the area where you work, in order to understand how achieving them contributes to the effectiveness of the QMS throughout the company.
28	Promote the improvement of the QMS by proposing immediate and/or corrective actions when requested, as well as by implementing such actions in the manner and timeframe required by Senior Management and Executive Management.
No.	**Role and Description**
1	Be responsible for the Product Backlog (planning of annual and monthly reports).
2	Prioritize items in the Product Backlog according to the Product Owner's instructions to achieve the objectives
3	Ensure that the Product Backlog is visible, transparent, and clear to the Scrum Team and that it shows what the team will be working on during the established timeframes.
4	Lead the Scrum team in adopting the Scrum framework.
5	Promote integration, motivation, development, and goal-oriented teamwork.
6	Remove obstacles that hinder the team's progress.
7	Ensure that the Scrum team carries out its work in an orderly manner while meeting deadlines.
8	Promote agile tools to streamline product development.
9	Ensure the scrum team's understanding of the deliverable (rating report) in terms of technical quality, compliance with processes and methodologies, and regulatory aspects of the report.
10	Identify opportunities for improvement during the sprint retrospective meeting.
11	Facilitate interactions with clients.
12	Facilitate Scrum events and meetings.


Key Responsibilities: Mark the required level of proficiency with an (X)	LOW	MEDIUM	HIGH
Responsibility for financial resources	X		
Responsibility for machinery and equipment	X		
Responsibility for materials	X		
Liability for real estate	X		
Liability for documents		X	
Liability for confidential data			X
Responsibility for supervising staff			X

Occasional Responsibilities	Describe the activities that the position occasionally performs or may eventually need to perform.
Replace a tenured analyst. Participate in the preparation of press releases, news analyses, and articles on topics related to your area. Participate in review meetings and committees. Visit clients. Deliver or attend seminars and presentations on behalf of the company.	

IV. JOB REQUIREMENTS:
List the competencies required of the person filling the position to perform their duties.

No.	Cross-Functional/Organizational Competencies	No.	Role-Specific Competencies
1	Commitment	1	Executive leadership
2	Integrity	2	Critical Thinking
3	Compliance	3	Analytical skills
4	Planning and organization	4	Ability to synthesize
5	Quality of work	5	Teamwork management
6	Effective communication	6	Customer Service

V. JOB PROFILE:

Education Level	College/Higher Education
Degree	Economics, Business Administration, Engineering, or Auditing
Technical Education or Bachelor's Degree/Degree Obtained	Professional Degree
Master's or Doctorate Degrees/Degrees Obtained	Master's in Finance, Risk Analysis, MBA (preferred)
Supplementary studies (certificate programs, specializations, and/or certifications)	Specialization in Risk Analysis, Finance, Corporate Finance, Capital Markets, Financial Risk Management, etc. Participation in conferences, seminars, etc. (preferred) Advanced level of English (C1) (reading, writing, and comprehension)
Experience	



No.	Required area or activity	Years of experience
1	Credit rating or financial analysis	6


V- Director of Analysis

I. GENERAL IDENTIFICATION:	
Describe the key information that identifies the position.	
Job Title	**Director of Analysis (Regional)**
Area	**Analysis**
Reports to (position)	Vice President of Analysis
Positions reporting directly to	Senior/Principal Analyst
Positions with whom they interact	Vice President of Business, Director of Administration and Finance, Country Managers and Coordinators, Senior Analysts, and externally with clients, regulators, and the market in general.
Job Responsibilities	N/A
Date Posted	July 2019
Update Date	February 2026

II. JOB OBJECTIVE:
Summarize the purpose of the position in a single statement, explaining why the position exists (what it does, how it does it, and why it does it).
Ensure the quality of the Risk Classification reports issued by the offices in your region. Keep your region up to date on new rating methodologies, as well as new trends and innovations implemented either by regulatory agencies or on your own initiative. Research and develop new products, methodologies, and analytical tools in accordance with the guidelines of the Vice Presidency.

III. FUNCTIONS, ROLES, AND RESPONSIBILITIES:	
Describe the functions, roles, and responsibilities of the position in order of importance, using verbs such as develop, validate, address, follow up, and manage, among others.	
No.	Function or Responsibility
1	Oversee analytical operations in the countries under their responsibility, ensuring the consistent application of defined methodologies and technical standards.
2	Ensure the quality and consistency of the credit rating reports issued, ensuring technical accuracy, clarity, and compliance with local and institutional regulatory guidelines. Implement the "zero-error" policy.
3	Ensure compliance with delivery deadlines and service commitments established with internal committees, clients, and regulatory bodies, in accordance with approved proposals and signed contracts.
4	Coordinate the development and updating of risk rating methodologies for different instruments and countries.
5	Manage a client portfolio in the countries under your leadership consisting of international clients with high technical complexity, comprising at least 12 clients.
6	Lead regular meetings with Country Managers or Coordinators and Senior Analysts to review performance, methodological progress, and opportunities for improvement.
7	Coordinate, review, and approve sector reports prepared by the teams in the countries under your responsibility.
8	Support the preparation of technical notes, public statements, and regional impact reports aimed at regulators, clients, and specialized media


9	Manage regional performance indicators for the Analysis area, consolidating information from the countries under your purview.
10	Coordinate the development and implementation of technical training plans for analysts in the region.
11	Promote continuous improvement in all analysis processes and propose improvements to rating methodologies or analytical tools, drawing on practical experience and international risk management trends.
12	Actively participate in the Rating Committees and Analysis and Methodology Boards.
13	Support the VP of Analysis in formulating the area's annual strategies, objectives, and indicators, aligned with corporate planning.
14	Represent the organization at forums, conferences, and meetings with regulatory bodies or financial institutions.
15	Assist with internal review processes or external audits, ensuring proper documentation and compliance with requirements.
16	To foster collaboration and knowledge transfer among analytical teams in different countries, promoting standardization and efficiency.
17	Conduct performance evaluations of analysts and provide timely feedback, in coordination with Organizational Development.
18	Promote innovation and the digitization of the analytical process, encouraging the use of technological tools and automated models.
19	Ensure that policies regarding confidentiality, integrity, and information security are enforced in all offices under your supervision.
20	Prepare quarterly management reports and executive presentations for senior management, including analyses of performance, risks, and regional results.
21	Support the onboarding process for new analysts by participating in technical evaluations and initial training.
22	Promote a culture of excellence, compliance, and innovation, aligned with corporate values and international quality standards.
23	Coordinate and conduct periodic technical training sessions for the analysis team under your supervision.
24	Manage the team's workload using the SCRUM methodology.
25	Ensure the organization and updating of information and documentation files within your area of responsibility, as well as apply the relevant controls to guarantee the confidentiality, availability, and integrity of the information under your care.
26	Demonstrate commitment to the implementation and maintenance of the QMS, as well as to continuous improvement; ensuring compliance with: Quality policy and objectives, measurement of indicators in their area, and ensuring corrective action is taken in cases where expected levels are not met.
27	Participate in the identification and assessment of risks, and propose and implement the corresponding mitigation actions and controls.
28	Ensure that the documented information for their area is available and up-to-date for its intended use.
29	Communicate to employees in your area the importance of QMS compliance, support and guide individuals to contribute to its effectiveness by promoting continuous improvement within your area.


30	Understand and internalize PCR's Quality Policy, as well as the organization's objectives and the indicators for the area where you work, in order to understand how achieving them contributes to the effectiveness of the QMS throughout the company.
31	Promote the improvement of the QMS by proposing immediate and/or corrective actions when requested, as well as by implementing such actions in the manner and timeframe required by Senior Management and Executive Management.

No.	Role and Description			
1	N/A			
Key Responsibilities: Mark the required level of proficiency with an (X)		**LOW**	**MEDIUM**	**HIGH**
Responsibility for financial resources		X		
Responsibility for machinery and equipment		X		
Responsibility for materials		X		
Liability for real estate		X		
Liability for documents				X
Liability for confidential data				X
Responsibility for supervising staff				X
Occasional Responsibilities	Describe the activities that the position occasionally performs or may be required to perform.			

IV. JOB COMPETENCIES:			
List the competencies required of the person holding the position to perform their duties.			
No.	Cross-Functional/Organizational Competencies	No.	Role-Specific Competencies
1	Commitment	1	Strategic leadership
2	Integrity	2	Critical Thinking
3	Compliance	3	Decision-making
4	Planning and organization	4	Problem/Conflict Resolution
5	Quality of work	5	Influence and negotiation
6	Effective communication	6	Focus on external customers

V. JOB PROFILE:	
Education Level	**College/Higher Education**
Degree	Economics, Business Administration, Engineering, or related field.
Technical Education or Bachelor's Degree	Professional degree.
Master's or Doctorate Degrees/Degrees Obtained	Master's degree in Economics, Finance, Risk Management, or related field; a high-level international certification such as CFA is mandatory; subject to evaluation, FPAC or FRM (preferred).


Supplementary studies (certificate programs, specializations, and/or accreditations	Diplomas in Comprehensive Risk Management, Financial Analysis, and Business Valuation; advanced courses in international economics and emerging markets or related fields (preferred).	
Experience		
No.	Required Area or Activity	Years of experience
1	Risk analysis and/or assessment. Application of risk methodologies or development of financial models.	15



Exhibit 8

VI- Vice President of Analytics

I. GENERAL IDENTIFICATION:	
Describe the key information that identifies the position.	
Job Title	**Vice President of Analytics**
Department	**Analysis**
Reports to (position)	President
Positions reporting directly to him	Analytics Directors
Positions with whom they interact	VP of Business, Directors, Country Managers/Coordinators, Senior Analysts, and externally with clients, regulators, government agencies, and the market in general.
Job Responsibilities	
Posting Date	February 2026
Update Date	February 2026

II. JOB OBJECTIVE:
Summarize the purpose of the position in a single statement, explaining why the position exists (what it does, how it does it, and why it does it).
Define and consolidate the company's global financial analysis strategy, ensuring methodological consistency, technical quality, and alignment with the organization's strategic objectives, through the supervision and coordination of the Analysis Directors.

III. DUTIES, ROLES, AND RESPONSIBILITIES:

Describe the functions, roles, and responsibilities of the position in order of importance, using verbs such as develop, validate, address, follow up, and manage, among others.

No.	Function or Responsibility
1	**Supervision and management of the analysis teams**
2	Direct and supervise the analysis managers.
3	Set technical and performance goals for the department.
4	Evaluate the individual performance of Regional Analysis Directors.
5	Identify training and technical development needs for the analysis teams.
6	Oversee the appropriate assignment of cases based on complexity and experience.
7	Ensure a balanced workload across the different teams.
8	Coordinate the teams' career plans in collaboration with Organizational Development.
9	Foster a culture of technical rigor and independence in evaluations.
10	**Technical and Methodological Leadership**
11	Define, update, and oversee the proper application of global and local grading methodologies.
12	Propose methodological improvements based on market developments and best practices.
13	Monitor the adequate analytical basis for the ratings issued.
14	Validate technical criteria in complex or non-recurring cases.
15	Ensure consistency in the application of risk rating scales and definitions.
16	Monitor the proper documentation and traceability of the analyses performed.
17	**Compliance and Internal Control**
18	Ensure compliance with applicable regulatory requirements in different countries for both local and global qualifications.
19	Oversee the proper management of conflicts of interest.



20	Ensure compliance with internal policies, manuals, and methodologies.
21	Participate in internal and external audits in coordination with the compliance department related to the area.
22	Ensure the implementation of improvements resulting from regulatory and audit findings.
23	Supervise and ensure quality controls prior to the issuance of reports.
24	Understand and internalize PCR's Quality Policy, as well as the organization's objectives and the indicators assigned to you based on your area of responsibility; you must also understand how achieving these objectives contributes to the effectiveness of the QMS in your area and throughout the company
25	**Risk Assessment Committee**
26	Chair or co-chair global and local risk rating committees.
27	Ensure technical depth in committee deliberations.
28	Ensure consistency between the analysis presented in reports and the committee's decision.
29	Properly document the deliberations and their rationale.
30	Monitor the historical consistency of rating decisions.
31	Serve as the highest technical authority in controversial decisions.
32	**Strategic Management of the Area**
33	Identify opportunities for technical expansion into new sectors.
34	Assess emerging risks that may impact the rated portfolios
35	Coordinate with the company's various departments to ensure the operational sustainability of the business.
36	Work with Country Managers/Coordinators and Analysis Directors to align technical capacity with projected business growth
37	Monitor the department's performance indicators (productivity, lead times, quality, reviews, etc.)
38	**Institutional relations and external representation**
39	Represent the technical department before regulators.
40	Participate in meetings with high-profile issuers.
41	Address technical inquiries from investors, regulators, and government agencies.
42	Participate as a speaker at specialized forums.
43	Strengthen the rating agency's technical standing and reputation.
44	**Reputational Risk Management**
45	Identify potential reputational risks arising from technical decisions.
46	Monitor and ensure proper technical handling in cases of high public exposure.
47	Coordinate technical responses to regulatory inquiries or media inquiries.
48	Ensure consistency between public opinion and technical rationale.
49	**Innovation and Continuous Improvement**
50	Promote the use of advanced analytical tools.
51	Promote standardization and efficiency in analysis processes.
52	Implement technical quality control metrics.
53	Evaluate the incorporation of new methodologies (ESG, Sustainability, etc.)
54	Periodically review the quality of the reports issued.


55	Ensure the organization and updating of information and documentation files within their area of responsibility, as well as apply the relevant controls to guarantee the confidentiality, availability, and integrity of the information under their care.
56	Be familiar with the documented information related to the work performed and apply it as intended.
57	Understand and internalize PCR's Quality Policy, as well as the organization's objectives and the indicators assigned to them based on their area of work; they must also understand how achieving these contributes to the effectiveness of the QMS in their area and within the company
58	Promote the improvement of the QMS by proposing improvement actions or suggestions and implementing corrective actions from their positions within the organization.

No.	Role and Description
1	N/A

Key Responsibilities: Mark the required level of proficiency with an (X)	LOW	MEDIUM	HIGH
Responsibility for financial resources			X
Responsibility for machinery and equipment		X	
Responsibility for materials		X	
Liability for real estate	X		
Responsibility for documents			X
Responsibility for confidential data			X
Responsibility for supervising staff			X

Occasional Responsibilities	Describe the activities that the position occasionally performs or may be required to perform.

IV. JOB COMPETENCIES:

List the competencies required of the person holding the position to perform their duties.

No.	Cross-Functional/Organizational Competencies	No.	Role-Specific Competencies
1	Commitment	1	Strategic leadership
2	Integrity	2	Critical Thinking
3	Compliance	3	Decision-making
4	Planning and organization	4	Problem/Conflict Resolution
5	Quality of work	5	Influence and negotiation
6	Effective communication	6	External Customer Focus

V. JOB PROFILE:

Education Level	College/Higher Education
Degree	Economics, Business Administration, Engineering, or related field.
Technical Education or Bachelor's Degree/Degree Obtained	Professional degree.
Master's or Doctorate Degrees/Degrees Obtained	Master's degree in Economics, Finance, Risk Management, or related field; a high-level international certification such as CFA is mandatory; subject to evaluation, FPAC or FRM (preferred).


Supplementary studies (certificate programs, specializations, and/or accreditations)	Diplomas in Comprehensive Risk Management, Financial Analysis and Business Valuation, Investment Portfolio Analysis, advanced courses in international economics and emerging markets or related fields.

Experience		
No.	Required Area or Activity	Years of experience
1	Financial analysis, credit risk, risk rating, capital markets, corporate and/or investment banking, and financial regulation. Verifiable experience in evaluating corporate issuers, financial institutions, and structured finance	20
2	Member of credit or rating committees	10
3	Verifiable experience in advanced financial modeling, knowledge of regional regulations	10
4	Leadership positions, preferably managing regional teams	10